UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 June, 2011

ASX & MEDIA RELEASE
27 JUNE, 2011

MARSHALL EDWARDS ANNOUNCES PUBLICATIONOF PRE-CLINICAL STUDIES IN PANCREATIC CANCER

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

San Diego – 27 June, 2011– Marshall Edwards, Inc.(Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today the publication of results from pre-clinical studies of triphendiol,  a prodrug of the Company’s lead drug candidate NV-143, that demonstrate its anti-proliferative activity in pancreatic cancer as both a monotherapy and as a chemosensitiser.  The publication is now available on the Anti-Cancer Drugs website and scheduled to print in the August issue of the journal.

The studies, conducted in collaboration with lead author Ewan Tytler, Ph.D., at the University of Alabama at Birmingham Medical Center and the Yale University School of Medicine, detail the in vitro  activity of triphendiol in pancreatic cancer cells as well as its in vivo activity in animal models of pancreatic cancer.  In addition, both studies show that pre-treatment with triphendiol enhances the cytotoxic effect of gemcitabine, the standard-of-care chemotherapy currently used to treat advanced pancreatic cancer. An abstract of the publication, entitled “Triphendiol (NV-196), Development of a Novel Therapy for Pancreatic Cancer, ”can be found at www.marshalledwardsinc.com/our-programs/scientific-publications.

In previous laboratory studies, triphendiol demonstrated anti-cancer activity against a broad range of tumour cell lines, including breast, colorectal and ovarian.  Once administered, triphendiol is converted in vivo into an active metabolite called NV-143.  In addition to being more active than triphendiol as a single agent, NV-143 appears to be superior in its ability to synergize with chemotherapy in pre-clinical studies.  Marshall Edwards has completed the required pre-clinical studies of NV-143 necessary to complete an Investigational New Drug application, which it plans to submit to the US Food and Drug Administration next month.

“These studies add to our growing collection of data regarding the activity of our compounds and their potential ability to enhance the effects of current treatments,” said Robert D Mass, MD, Chief Medical Officer of Marshall Edwards.  “These data further support the clinical development strategy for our lead candidate NV-143, the primary metabolite of triphendiol, in combination with standard-of-care chemotherapy, while expanding the potential drug combinations we can consider in our randomised Phase II clinical trials.”

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes triphendiol and lead drug candidate NV-143.  The second is a mitochondrial inhibitor program that includes NV-128 and its next-generation candidate NV-344. Both programs are expected to advance into the clinic in 2011. For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  Novogen has a consumer healthcare business, conducts research and development on oncology therapeutics  through its 71.3 per cent owned subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its 80.7 per cent owned subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.